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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42927

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2007__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _CHAMPION SECURITIES COMPANY LLC_

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 RICO WAY
                                          (No. and Street)

Mail Processing Section

FEB 15 2008

Washington, DC 104

SAN FRANCISCO   _CA_   _94123_
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRICK OHLRICH   _415-388-9200_
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEE ATTACHED "ADDITIONAL OATH OR AFFIRMATION"
                    (Name – if individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 6 2008
**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Fredrick D. Ohlrich_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CHAMPION SECURITIES COMPANY LLC_, as of _DECEMBER 31_, 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Signature

President

Title

PLEASE SEE ATTACHED NOTARY CERTIFICATION

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADDITIONAL OATH OR AFFIRMATION

I, **Fredrick D. Ohlrich**, swear (or affirm) that, since the date of the previous financial statements or reports filed pursuant to Article 240.15b1-2, the securities business of **Champion Securities Company LLC ("CSC")** has been limited to acting as agent for MMA Financial Services, Inc., (which is the general partner of its parent entity, Champion Securities, a limited partnership) in soliciting purchases of shares of the single class of common stock of MMA Financial Services, Inc.

I further swear (or affirm) that CSC promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities in connection therewith; and that CSC has not otherwise held funds or securities for or owed money or securities to customers.

_____
Signature

_____
President

Title

State of California County of _SAN FRANCISCO_
Subscribed and sworn to (or affirmed) before
me on this _12_ day of _FEBRUARY_ 20_08_,
by _FREDRICK P. OHLRICH_,
personally known to me or proved to me on the basis of
satisfactory evidence to be the person(s) who
appeared before me.

Seal,

Signature: _____

CHAMPION SECURITIES COMPANY L.L.C.

BALANCE SHEET - DECEMBER 31, 2007

ASSETS

Cash	$	6,084
Certificate of deposit	$	5,000
Receivables	$	-
Other assets	$	21
Total Assets	$	11,105

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Commitments and contingencies	$	-
Members' equity	$	11,105
Total Liabilities and Members' Equity	$	11,105

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:

Payments from FINRA	$	35,000
Interest income	$	105
Total revenues	$	35,105

EXPENSES:

Broker registration and related costs	$	275
Insurance	$	-
Bank Charges	$	-
Total expenses	$	275
Net income	$	34,830

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	34,830
Adjustment to reconcile net income to net cash and cash equivalents provided by operating activities:		
Plus: decrease in receivables	$	340
Plus: decrease in other assets	$	2
Net cash and cash equivalents from operating activities	$	35,172

CASH FLOWS FROM FINANCING ACTIVIITES:

Capital contributions from members	$	(32,295)
Net cash and cash equivalents used in financing activities	$	(32,295)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	2,877
CASH AND CASH EQUIVALENTS, December 31, 2006	$	3,207
CASH AND CASH EQUIVALENTS, December 31, 2007	$	6,084

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Champion Securities a Limited Partnership	MMA Financial Services, Inc.	Total Members' Equity
BALANCE, DECEMBER 31, 2006	$ 8,484	86	$ 8,570
Net income	34,482	348	34,830
Capital contribution from members	(31,972)	(323)	(32,295)
BALANCE, DECEMBER 31, 2007	$ 10,994	$ 111	$ 11,105

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. DESCRIPTION OF BUSINESS:

Champion Securities Company L.L.C. (the Company), a Delaware limited liability company, is owned 99% by Champion Securities, a Limited Partnership (CSLP) and 1% by MMA Financial Services, Inc., the general partner of CSLP. The Company has a written agreement with CSLP whereby CSLP absorbs most of the expenses of the Company, except for certain regulatory and registration costs.

The Company is a licensed securities broker and was formed in 1992 to act as placement agent of a new security instrument developed by an affiliate, Champion Capital Corporation (Champion).

In 1992, the company began private placement of Champion's MarketMultiple Account (MMA) contracts and continued this activity up to calendar year 2000. Champion is no longer offering the MMA contracts.

The Company earned no commissions during calendar year 2007. Commencing in 2008, the Company expects to act as the placement agent of a continuous offering for an internet based security offered by another affiliate.

The Company will terminate on or before December 31, 2045.

2. ACCOUNTING POLICY:

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash in a bank and a certificate of deposit with an original maturity of three months or less.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the National Association of Securities Dealers, Inc., which requires the Company to maintain a minimum net capital of the greater of 6-2/3 percent of total aggregate indebtedness (as defined by the Rule) or $5,000. Aggregate indebtedness and net capital change from day to day; at December 31, 2007, aggregate indebtedness was $0 and net capital was $11,084, which exceeded the SEC requirement by $6,084.

4. EXEMPTION FROM RULE 15C3-3:

The Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended December 31, 2007.

CHAMPION SECURITIES COMPANY L.L.C   DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

$$\underline{11,105} \quad [3480]$$

2. Deduct ownership equity not allowable for Net Capital

$$\underline{} \quad [3490]$$

3. Total ownership equity qualified for Net Capital

$$\underline{11,105} \quad [3500]$$

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

$$\underline{0} \quad [3520]$$

   B. Other (deductions) or allowable credits (List)

_____ [3525A]		_____ [3525B]	
_____ [3525C]		_____ [3525D]	
_____ [3525E]		_____ [3525F]	

$$\underline{0} \quad [3525]$$

5. Total capital and allowable subordinated liabilities

$$\underline{11,105} \quad [3530]$$

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

$$\underline{21} \quad [3540]$$

   B. Secured demand note deficiency

$$\underline{} \quad [3590]$$

   C. Commodity futures contracts and spot commodities - proprietary capital charges

$$\underline{} \quad [3600]$$

   D. Other deductions and/or charges

$$\underline{} \quad [3610] \qquad \underline{-21} \quad [3620]$$

CHAMPION SECURITIES COMPANY L.L.C.   **DECEMBER 31, 2007**

7.
Other additions and/or credits (List)

_____ [3630A]	_____ [3630B]	
_____ [3630C]	_____ [3630D]	
_____ [3630E]	_____ [3630F]	0 [3630]

11,084 [3640]

8.
Net capital before haircuts on securities positions

9.
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A.
Contractual securities commitments
_____ [3660]

B.
Subordinated securities borrowings
_____ [3670]

C.
Trading and investment securities:

1.
Exempted securities
_____ [3735]

2.
Debt securities
_____ [3733]

3.
Options
_____ [3730]

4.
Other securities
_____ [3734]

D.
Undue Concentration
_____ [3650]

E.
Other (List)

_____ [3736A]	_____ [3736B]	
_____ [3736C]	_____ [3736D]	
_____ [3736E]	_____ [3736F]	
	0 [3736]	0 [3740]

11,084 [3750]

10.
Net Capital

CHAMPION SECURITIES COMPANY L.L.C.   DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

      0 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

      5,000 [3758]

13. Net capital requirement (greater of line 11 or 12)

      5,000 [3760]

14. Excess net capital (line 10 less 13)

      6,084 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

      11,084 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

      0 [3790]

17. Add:

  A. Drafts for immediate credit   [3800]

  B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

  C. Other unrecorded amounts(List)

    [3820A]   [3820B]

    [3820C]   [3820D]

    [3820E]   [3820F]

    0 [3825]   0 [3830]

19. Total aggregate indebtedness

      0 [3840]

CHAMPION SECURITIES COMPANY L.L.C. **DECEMBER 31, 2007**

20.
Percentage of aggregate indebtedness to net
capital (line 19 / line 10)

% _____ 0
[3860]

OTHER RATIOS

21.
Percentage of debt to debt-equity total computed in accordance with
Rule 15c3-1(d)

% _____ 0
[3860]

CHAMPION SECURITIES COMPANY L.L.C.   DECEMBER 31, 2007

EXEMPTIVE PROVISIONS

25.

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
    (1)—Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

B. (k)
    (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   ☑ [4560]

C. (k)
    (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)   ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k)
    (3)—Exempted by order of the Commission   ☐ [4580]

CHAMPION SECURITIES COMPANY L.L.C.

RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

There are no significant differences between the computation reflected at Schedules I and II and that previously filed by the Company.

END